Filed Pursuant to Rule 433 Dated August 9, 2010 Registration Statement No. 333-157794-01
Relating to
Preliminary Prospectus Dated August 9, 2010 and
Prospectus dated March 9, 2009

$900,000,000 4.375% NOTES DUE 2021

Issuer:	Simon Property Group, L.P.
Legal Format:	SEC Registered
Size:	$900,000,000
Maturity Date:	March 1, 2021
Coupon (Interest Rate): Interest Payment Dates:	4.375% March 1 and September 1, commencing March 1, 2011
Benchmark Treasury:	3.500% due May 15, 2020
Benchmark Treasury Price and Yield:	105-24; 2.822%
Spread to Benchmark Treasury:	1.600% (160 basis points)
Yield to Maturity:	4.422%
Expected Ratings (S&P / Moody’s):	A- (stable) / A3 (stable)
Day Count Convention:	30 / 360
Redemption Provision:	Make-whole call at any time based on U.S. Treasury + 0.250% (25 basis points) or at par on or after December 1, 2020
Initial Price to Public:	99.605% plus accrued interest from August 16, 2010, if settlement occurs after that date
Settlement Date:	T+5; August 16, 2010
Denominations:	$2,000 x $1,000
CUSIP; ISIN:	828807CF2; US828807CF26
Joint Book-Running Managers:	Banc of America Securities LLC, Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc.
Co-Managers:	BBVA Securities Inc., Mitsubishi UFJ Securities (USA), Inc., Nikko Bank (Luxembourg) S.A., PNC Capital Markets LLC, SunTrust Robinson Humphrey, Inc. and U.S. Bancorp Investments, Inc.

This communication is intended for the sole use of the person to whom it is provided by the issuer.

Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and the related preliminary prospectus supplement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov.   Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request it by calling Banc of America Securities LLC toll-free at 1-800-294-1322, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, or J.P. Morgan Securities Inc. collect at 1-212-834-4533.